

Mail Stop 3720

September 16, 2009

Via U.S. Mail and Fax
Mr. Steven T. Campbell
Executive Vice President-Finance and
Chief Financial Officer
United States Cellular Corporation
30 North LaSalle Street
Chicago, Illinois 60602

  Re: **United States Cellular Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 26, 2009
     File No. 1-09712

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director